UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 2Q16 PASSENGER TRAFFIC UP 5.38% YOY

México D.F., July 20, 2016, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three- and six-month periods ended June 30, 2016.

2Q16 Highlights1:

•	EBITDA[2] increased by 18.44% to Ps.1,337.51 million
•	Total passenger traffic was up 5.38%
•	Total revenues increased by 5.82%, reflecting increases of 12.04% in aeronautical revenues and 24.17% in non-aeronautical revenues, and were partially offset by the 27.25% decline in construction services revenues
•	Commercial revenues per passenger increased by 18.86% to Ps.97.18
•	Operating profit increased by 19.13%
•	EBITDA margin was 59.61% compared with 53.26% in 2Q15

•         Adjusted EBITDA margin3, excluding the effect of IFRIC12, was 71.83% compared with 70.76% in 2Q15

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and six-month periods ended June 30, 2016, and the equivalent three- and six-month periods ended June 30, 2015. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps. 18.4646.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

3.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, as explained in page 5 of this report. Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.
ASUR 2Q16, Page 1 of 18

Passenger Traffic

2Q16 total passenger traffic increased year-over-year by 5.38%, reflecting growth of 5.69% in domestic passenger traffic and 5.13% in international passenger traffic.

The 5.69% increase in domestic passenger traffic was driven by the majority of ASUR’s airports, with the exception of Minatitlan and Villahermosa where traffic declined by 7.44% and 9.48%, respectively.

The 5.13% growth in international passenger traffic resulted primarily from an increase of 5.94% in traffic at the Cancun airport.

Total passenger traffic for 6M16 increased by 7.15%, reflecting growth of 9.03% in domestic passenger traffic driven by the majority of ASUR’s airports, with the exception of Minatitlan and Villahermosa, which declined 4.81% and 5.55%, respectively. The 5.88% increase in international passenger traffic resulted primarily from a 6.46% increase at the Cancun airport.

Table I: Domestic Passengers (in thousands)

Airport	2Q15	2Q16	% Change	6M15	6M16	% Change
Cancún	1,512.9	1,624.5	7.38	2,684.1	2,988.1	11.33
Cozumel	24.7	30.7	24.29	46.1	63.3	37.31
Huatulco	129.7	133.3	2.78	245.9	254.6	3.54
Mérida	374.6	410.6	9.61	714.1	808.7	13.25
Minatitlán	63.2	58.5	(7.44)	118.4	112.7	(4.81)
Oaxaca	139.8	167.6	19.89	272.3	329.3	20.93
Tapachula	60.8	70.0	15.13	114.8	139.3	21.34
Veracruz	299.5	305.2	1.90	563.4	578.3	2.64
Villahermosa	310.1	280.7	(9.48)	587.9	555.3	(5.55)
TOTAL	2,915.3	3,081.1	5.69	5,347.0	5,829.6	9.03

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	2Q15	2Q16	% Change	6M15	6M16	% Change
Cancún	3,452.3	3,657.5	5.94	7,320.0	7,792.7	6.46
Cozumel	121.8	97.0	(20.36)	276.3	241.7	(12.52)
Huatulco	10.8	13.9	28.70	76.0	86.1	13.29
Mérida	28.0	37.5	33.93	57.2	76.1	33.04
Minatitlán	2.4	3.1	29.17	4.5	5.7	26.67
Oaxaca	14.4	12.4	(13.89)	31.7	29.9	(5.68)
Tapachula	2.9	2.7	(6.90)	5.6	5.5	(1.79)
Veracruz	20.4	18.4	(9.80)	39.6	36.5	(7.83)
Villahermosa	11.9	10.5	(11.76)	24.9	22.2	(10.84)
TOTAL	3,664.9	3,852.9	5.13	7,835.8	8,296.4	5.88

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 2Q16, Page 2 of 18

Table III: Total Passengers (in thousands)

Airport	2Q15	2Q16	% Change	6M15	6M16	% Change
Cancún	4,965.2	5,282.0	6.38	10,004.1	10,780.8	7.76
Cozumel	146.5	127.7	(12.83)	322.4	305.0	(5.40)
Huatulco	140.5	147.2	4.77	321.9	340.7	5.84
Mérida	402.6	448.1	11.30	771.3	884.8	14.72
Minatitlán	65.6	61.6	(6.10)	122.9	118.4	(3.66)
Oaxaca	154.2	180.0	16.73	304.0	359.2	18.16
Tapachula	63.7	72.7	14.13	120.4	144.8	20.27
Veracruz	319.9	323.6	1.16	603.0	614.8	1.96
Villahermosa	322.0	291.2	(9.57)	612.8	577.5	(5.76)
TOTAL	6,580.2	6,934.0	5.38	13,182.8	14,126.0	7.15

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q16

Total revenues for 2Q16 rose 5.82% year-over-year to Ps.2,243.79 million, mainly due to increases of:

•	12.04% in revenues from aeronautical services, mainly as a result of the 5.38% increase in passenger traffic; and

•	24.17% in revenues from non-aeronautical services, principally reflecting the 25.29% increase in commercial revenues detailed below.

These increases were partially offset by the 27.25% decline in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Commercial revenues rose 25.29% year-over-year in 2Q16, principally due to a 5.38% increase in total passenger traffic. There were increases in revenues from the following activities, partially offset by the 7.66% decline in advertising revenues:

•	27.24% in retail operations;
•	34.24% in food and beverage operations;
•	18.43% in duty free;
•	48.73% in other revenue;
•	44.37% in car rental revenues;
•	18.35% in banking and currency exchange services;
•	11.21% in ground transportation;
•	5.91% in parking lot fees; and
•	42.51% in teleservices.
ASUR 2Q16, Page 3 of 18

Retail and Other Commercial Space
Opened since June 30, 2015

Business Name	Type	Opening Date
Cancún
Banamex	Banking	August 2015
Banamex	Banking	August 2015
Gasolinera	Gas Station	September 2015
Roger Leather Boutique	Retail	December 2015
US$ 10 Store	Retail	December 2015
US$ 10 Store	Retail	December 2015
Coconut’s	Food & Beverage	December 2015
Starbucks Café	Food & Beverage	February 2016
The Kitchen Counter by Wolfgang Puck	Food & Beverage	March 2016
Pineda Covalin	Retail	June 2016
Mérida
Watch My Watch	Retail	September 2015
Veracruz
Sunglass Hut	Retail	December 2015
NLG Services	Salon Vip	March 2016
Star Island Café	Food & Beverage	March 2016
Johnny Rocket	Food & Beverage	March 2016
Cloe	Retail	March 2016
Air Shop (kiosk)	Retail	June 2016
Oaxaca
Hertz	Car Rental	October 2015
Huatulco
Snack Bar	Food & Beverage	November 2015

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

Table IV: Commercial Revenues per Passenger for 2Q16

	2Q15	2Q16	% Change
Total Passengers (‘000)	6,626	6,984	5.41
Total Commercial Revenues	541,689	678,702	25.29
Commercial revenues from direct operations (1)	101,739	120,369	18.31
Commercial revenues excluding direct operations	439,950	558,333	26.91

	2Q15	2Q16	% Change
Total Commercial Revenue per Passenger	81.76	97.18	18.86
Commercial revenue from direct operations per passenger (1)	15.36	17.23	12.17
Commercial revenue per passenger (excluding direct operations)	66.40	79.95	20.41

Note: For purposes of this table, approximately 45,500 and 49,800 transit and general aviation passengers are included in 2Q15 and 2Q16, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space through April 30, 2015, when advertising sales were concessioned to a third party.

ASUR 2Q16, Page 4 of 18

Construction revenues and expenses: ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. During 2Q16, ASUR recognized Ps.381.66 million in revenues from “Construction Revenues,” a year-on-year decline of 27.25%, due to lower capital expenditures and fewer investments in concessioned assets. The same amount is recognized under the expense line, “Construction Costs,” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA.

As a result, 2Q16 EBITDA Margin was 59.61% compared with 53.26% in 2Q15. Adjusted EBITDA Margin, however, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, was 71.83% in 2Q16 compared with 70.76% in 2Q15.

Total operating costs and expenses for 2Q16 declined 6.36% year-over-year. The 27.25% decline in construction costs resulting from lower capital expenditures and fewer investments in concessioned assets during the period more than offset the following cost increases:

•	11.01% in cost of services, mainly due to the Terminal 3 expansion and higher software license fees. The higher cost of sales from convenience stores directly operated by ASUR also contributed to this increase;

•         18.45% in the technical assistance fee paid to ITA, resulting from the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	16.63% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•	12.44% in depreciation and amortization, resulting mainly from capitalized investments; and

•	7.27% in administrative expenses, principally reflecting higher travel expenses and professional fees.

Excluding construction costs, operating costs and expenses rose 12.45% to Ps.655.52 million.

ASUR 2Q16, Page 5 of 18

Table V: Operating Costs and Expenses for 2Q16

	2Q15	2Q16	% Change
Cost of Services	287,745	319,435	11.01
Administrative	47,329	50,771	7.27
Technical Assistance	59,495	70,472	18.45
Concession Fees	71,973	83,944	16.63
Depreciation and Amortization	116,412	130,897	12.44
Operating Costs and Expenses Excluding Construction Costs	582,954	655,519	12.45
Construction Costs	524,624	381,658	(27.25)
TOTAL	1,107,578	1,037,177	(6.36)

Operating margin for the quarter was 53.78% compared with 47.77% in 2Q15, reflecting the 5.82% increase in revenues along with the 6.36% decline in expenses.

Adjusted operating margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 64.80% in 2Q16 compared with 63.47% in 2Q15.

Comprehensive Financing Gain (Loss) for 2Q16 was a Ps.11.27 million loss, compared to a Ps.16.60 million loss in 2Q15. Interest expenses rose by Ps.5.05 million during the period, mainly due to the increase in interest rates. Interest income increased by Ps.7.44 million.

Furthermore, ASUR reported a foreign exchange loss of Ps.27.56 million in 2Q16, reflecting a 4.53% quarterly depreciation of the Mexican peso against the U.S. dollar on ASUR’s lower foreign currency net liability position. This compared to a Ps.30.50 million loss in 2Q15 resulting from the 1.41% quarterly average Mexican peso depreciation during that period.

Table VI: Comprehensive Financing Result (Cost)

	2Q15	2Q16	Change	% Change
Interest income	38,187	45,627	7,440	19.48
Interest expenses	(24,293)	(29,341)	(5,048)	20.78
Foreign exchange gain (loss), net	(30,496)	(27,559)	2,937	(9.63)
Total	(16,602)	(11,273)	5,329	(32.10)

In addition, in 2Q16, ASUR recognized a Ps.143.16 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the stockholders’ equity derived from the 7.05% depreciation of the peso against the U.S. dollar, between the close of 2Q16 and the close of 1Q16.

ASUR 2Q16, Page 6 of 18

Income (Loss) from Equity Investment in Joint Venture. During 2Q16, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.58.17 million. In addition, ASUR recorded a Ps.143.16 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the shareholders’ equity derived from the 7.05% depreciation of the peso against the U.S. dollar, between the close of 1Q16 and the close of 2Q16. In 2Q15, ASUR reported a net gain of Ps.21.68 million from our equity in the income of Aerostar and a Ps.11.41 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements relating to the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar.

During 2Q16, total passenger traffic at SJU airport increased 4.31% to 2,304,464 from 2,209,207 in 2Q15.

Income Taxes for 2Q16 increased by Ps.101.85 million year-over-year, principally due to the following factors:

•	A Ps.91.29 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancun airports, as well as at Cancun Airport Services; and taxable income at Huatulco airport.

•	A Ps.11.78 million increase in deferred income taxes largely reflecting the recognition of the effects of the 0.65% decline in inflation during 2Q16 on the fiscal tax balance.

Net income for 2Q16 increased by 18.25% to Ps.866.62 million, up from Ps.732.90 million in 2Q15. Earnings per common share for the quarter were Ps. 2.8887 and earnings per ADS (EPADS) were US$1.5645 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.2.4430 and EPADS of US$1.3231 for the same period last year. The higher net income principally reflects the 5.38% increase in passenger traffic. During 2Q16, ASUR reported a Ps.58.17 million gain corresponding to its participation in Aerostar, the joint venture to operate SJU airport, compared to a gain of Ps.21.68 million in 2Q15.

ASUR 2Q16, Page 7 of 18

Table VII: Summary of Consolidated Results for 2Q16

	2Q15	2Q16	% Change
Total Revenues	2,120,427	2,243,789	5.82
Aeronautical Services	984,123	1,102,597	12.04
Non-Aeronautical Services	611,680	759,534	24.17
Commercial Revenues	541,689	678,702	25.29
Total Revenues Excluding Construction Revenues	1,595,803	1,862,131	16.69
Construction Revenues	524,624	381,658	(27.25)
Operating Profit	1,012,849	1,206,612	19.13
Operating Margin	47.77%	53.78%	12.58
Adjusted Operating Margin[1]	63.47%	64.80%	2.09
EBITDA	1,129,261	1,337,509	18.44
EBITDA Margin	53.26%	59.61%	11.93
Adjusted EBITDA Margin[2]	70.76%	71.83%	1.50
Net Income	732,896	866,623	18.25
Earnings per Share	2.4430	2.8887	18.25
Earnings per ADS in US$	1.3231	1.5645	18.25

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.18.4646.

1.	Adjusted Operating Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Consolidated Results for 6M16

Total revenues for 6M16 increased year-over-year by 10.32% to Ps.4,321.14 million, mainly due to the following increases:

•	13.73% in revenues from aeronautical services as a result of the 7.15% increase in passenger traffic during the period; and

•	26.55% in revenues from non-aeronautical services, mainly due to the 28.17% increase in commercial revenues detailed below.

These increases were partially offset by the 26.89% decline in construction services due to lower capital investments made during the period.

Commercial revenues for 6M16 rose by 28.17% year-over-year, principally due to revenue increases in the following areas:

•         29.29% in retail operations;

•         25.22% in duty-free stores;

•         24.91% in food and beverage operations;

•         58.35% in car rentals;

ASUR 2Q16, Page 8 of 18

•	48.95% in other income;

•         25.24% in banking and currency exchange services;

•         10.95% in parking lot fees;

•         11.62% in ground transportation services;

•	3.30% in advertising; and
•	15.16% in teleservices.

Table VIII: Commercial Revenues per Passenger for 6M15

	(6M15	6M16	% Change
Total Passengers *(‘000)	13,286	14,237	7.16
Total Commercial Revenues	1,091,754	1,399,273	28.17
Commercial revenues from direct operations (1)	228,647	248,978	8.89
Commercial revenues excluding direct operations	863,107	1,150,295	33.27

	6M15	6M16	% Change
Total Commercial Revenue per Passenger	82.17	98.28	19.61
Commercial revenue from direct operations per passenger (1)	17.21	17.49	1.63
Commercial revenue per passenger (excluding direct operations)	64.96	80.79	24.37

* For purposes of this table, approximately 103,000 and 110,500 transit and general aviation passengers are included for 6M15 and 6M16, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space until April 30, 2015, when advertising sales were concessioned to a third party.

Total operating costs and expenses for 6M16 declined by 2.58% year-over-year, primarily due to the 26.89% reduction in construction costs resulting from lower capital expenditures and fewer investments in concessioned assets during the period, which more than offset the following cost increases:

•	10.90% in cost of services, principally due to the Terminal 3 expansion, higher software license and professional fees, as well as increased office leases, security and maintenance expenses. The increase in cost of sales from the convenience stores directly operated by ASUR also contributed to this increase;

•	18.10% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);
ASUR 2Q16, Page 9 of 18

•         21.14% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	11.70% in depreciation and amortization, resulting mainly from higher capitalized investments; and

•         4.66% in administrative expenses, principally reflecting higher professional fees, travel and security expenses.

Excluding construction costs, operating costs and expenses rose 12.49% to Ps.1,303.43 million.

Table IX: Operating Costs and Expenses for 6M16

	6M15	6M16	% Change
Cost of Services	562,895	624,234	10.90
Administrative	98,696	103,296	4.66
Technical Assistance	119,682	144,977	21.14
Concession Fees	145,316	171,623	18.10
Depreciation and Amortization	232,137	259,296	11.70
Operating Cost and Expenses Excluding Construction Costs	1,158,726	1,303,426	12.49
Construction Costs	717,956	524,911	(26.89)
TOTAL	1,876,682	1,828,337	(2.58)

Operating Margin was in 6M16 was 57.69% compared with 52.09% in 6M15. This was mainly the result of the 10.32% increase in operating revenues combined with the 2.58% decline in expenses for the period.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 65.67% in 6M16 compared with 63.78% in 6M15.

Comprehensive Financing Gain (Loss) for 6M16 was a Ps.29.85 million loss, compared to a Ps.35.09 million loss in 6M15, principally due to a Ps.50.91 million foreign exchange loss in 6M16 reflecting the 7.05% quarterly depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position, as compared to a Ps.65.67 million foreign exchange loss in 6M15 resulting from the impact of the 6.40% quarterly depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position.

Interest income increased by Ps.6.98 million year-on-year, while interest expense rose by Ps.16.52 million, reflecting higher interest rates.

ASUR 2Q16, Page 10 of 18

Table X: Comprehensive Financing Gain (Loss)

	6M15	6M16	Change	% Change
Interest income	75,356	82,340	6,984	9.27
Interest expenses	(44,768)	(61,286)	(16,518)	36.90
Foreign exchange gain (loss), net	(65,674)	(50,908)	14,766	(22.48)
Total	(35,086)	(29,854)	5,232	(14.91)

Furthermore, ASUR reported a Ps.139.71 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Income (Loss) from Equity Investment in Joint Venture.

During 6M16, our equity from the income of the Aerostar joint venture was Ps.108.02 million. In addition, ASUR recorded a Ps.139.71 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar. In 6M15, ASUR reported a net gain of Ps.54.21 million from its equity in the income of Aerostar and a Ps.105.94 million gain in stockholders’ equity relating to the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU increased 3.40% in 6M16 to 4,654,393 passengers from 4,501,292 during 6M15.

Net income in 6M16 increased by 21.51% to Ps.1,794.96 million. Earnings per common share for the six-month period were Ps.5.9832 and earnings per ADS (EPADS) were US$3.2404 (one ADS represents ten series B common shares). This compares with Ps.4.9239 per share and EPADS of US$2.6666 for 6M15.

Net income for 6M16 benefitted from the 7.15% increase in passenger traffic and reflects the Ps.108.02 million of equity in income corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to equity in income of Ps.54.21 million in 6M15.

ASUR 2Q16, Page 11 of 18

Table XI: Summary of Consolidated Results for 6M16

	6M15	6M16	Change
Total Revenues	3,917,028	4,321,143	10.32
Aeronautical Services	1,966,171	2,236,049	13.73
Non-Aeronautical Services	1,232,901	1,560,183	26.55
Commercial Revenues	1,091,754	1,399,273	28.17
Total Revenues Excluding Construction Revenues	3,199,072	3,796,232	18.67
Construction Revenues	717,956	524,911	(26.89)
Operating Profit	2,040,346	2,492,806	22.18
Operating Margin	52.09%	57.69%	10.75
Adjusted Operating Margin[1]	63.78%	65.67%	2.96
EBITDA	2,272,483	2,752,102	21.11
EBITDA Margin %	58.02%	63.69%	9.78
Adjusted EBITDA Margin[2]	71.04%	72.50%	2.06
Net Income	1,477,158	1,794,957	21.51
Earnings per Share	4.9239	5.9832	21.51
Earnings per ADS in US$	2.6666	3.2404	21.51

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.18.4646

1.	Adjusted Operating Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin, excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 6M16 were Ps. 2,723.91 million, resulting in an annual average tariff per workload unit of Ps.157.16. ASUR’s regulated revenues accounted for approximately 63.38% of total income for the period.

Compliance with maximum rate regulations is reviewed by the Mexican Ministry of Communications and Transportation at the close of each year.

Balance Sheet

On June 30, 2016, airport concessions represented 71.36% of the Company’s total assets, with current assets representing 12.11% and other assets representing 16.53%.

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Cash and cash equivalents on June 30, 2016, were Ps.2,675.31 million, an increase of 28.36% from the Ps.2,084.16 million recorded on December 31, 2015.

Shareholders’ equity at the close of 2Q16 was Ps.20,659.71 million and total liabilities were Ps.6,215.92 million, representing 76.87% and 23.13% of total assets, respectively. Deferred liabilities represented 25.38% of ASUR’s total liabilities.

Total bank debt at June 30, 2016 was Ps.3,988.71 million, including Ps.18.82 million in accrued interest and commissions.

ASUR’s Cancún airport subsidiary has total bank loans of U.S.$215.0 million, comprised of two separate loans of US$107.5 million from each of BBVA Bancomer and Bank of America. The loans mature in 2022 and will amortize semi-annually from 2018 through 2022, pursuant to an agreed schedule.  The loans are denominated in U.S. dollars and charge interest at a rate equal to LIBOR plus 1.85%.  The loans are guaranteed by Grupo Aeroportuario del Sureste, S.A.B. de C.V. and were originally used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar.

Capital Expenditures

During 2Q16, ASUR made investments of Ps.240.37 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. Capital expenditures for 6M16 totaled Ps.397.10 million.

Relevant Events

In June 2016, ASUR paid an ordinary cash dividend from accumulated earnings to each of the outstanding common Series “B” and “BB” shares outstanding in the amount of Ps.5.61 per share. The total dividend payment amounted to Ps.1,683.00 million.

In July 2016, ASUR extended for a 10-year period its contract with Dufry to operate Duty-Free and Duty-Paid at its Cancun and Cozumel airports.

2Q16 Earnings Conference Call

Day:	Thursday, July 21, 2016
Time:	10:00 AM US ET; 9:00 AM Mexico City time
Dial-in number:	1-888-401-4685 (US & Canada) and 1-719-325-2106 (International & Mexico)
Access Code:	4620486
Please dial in 10 minutes before the scheduled start time.
ASUR 2Q16, Page 13 of 18

Replay:	Thursday, July 21, 2016 at 1:00 PM US ET, ending at midnight US ET on Thursday, July 28, 2016. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 4620486.

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 21, 2016